June 29, 2010

DIVISION OF CORPORATION FINANCE
Mail Stop 3720
UNITED STATES
SECURITIES AND EXCHANGE COMMISION
WASHINGTON, D.C. 20549-0404

Attn:	Larry Spirgel
Assistant Director
Division of Corporation Finance

Re:	inContact, Inc.
Form 10-K for the fiscal year ended December 31, 2009, Filed March 12, 2010
Form 10-Q for the fiscal quarter ended March 31, 2010, File No. 001-33762

Dear Mr. Spirgel:

We write in response to your letter dated June 17, 2010 regarding the above-referenced filings. The following responses are numbered to correspond to the Staff’s comments:

Form 10-K for the fiscal year ended December 31, 2009

Summary of Significant Accounting Policies, page F-11

1.  Refer to your discussion of revenue recognition on page F-15 where you state that upfront fees received for professional services such as training and installation are recognized over the term of the contract because you have not established objective and reliable evidence of fair value for your inContact suite of services. It appears that the services are generally sold together with the inContact suite of services as a multiple-element arrangement and do not have standalone value. As it is unclear, based on your disclosure on page F-18 discussing recent accounting pronouncements, whether the adoption of ASU 2009-13 will affect the timing of revenue recognition for these services, please explain to us whether they have standalone value to your customer (please refer to ASC 605-25-25-5) and represent the culmination of a separate earnings process such that if the selling price of any undelivered item(s) could be estimated revenue for the services would be recognized when completed, as opposed to being amortized the contract period.

The upfront fees we receive for professional services, such as training and installation, do not have standalone value to our customers as defined by ASC 605-25-25-5 as they are neither “sold separately by any vendor” nor could the customer “resell the delivered item(s) on a standalone basis.” The upfront fees relate directly to the installation and integration of the software subscription services with the customer and training of the customer on the functionality and proper use of these software subscription services.

Note 15, Segments, page F-37

2. Please provide a reconciliation of the total of the reportable segments assets to the enterprise’s consolidated assets as required by ASC 280-10-50-30(c).

We have concluded that to provide a reconciliation of the total of the reportable segments assets to the Company’s consolidated assets would be unnecessary, because the measure of our segment’s assets is not used or included in the monthly reporting package reviewed by our chief operating decision maker. Our chief operating decision maker evaluates segment performance based on operating data.

This conclusion is consistent with ASC 280-10-50-27, which states:

The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing a public entity’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment. If amounts are allocated to reported segment profit or loss or assets, those amounts shall be allocated on a reasonable basis. [Emphasis added]

We have provided an explanation as to why we did not provide the asset information in the third paragraph of Note 15, Segments on page F-37, which states:

Management does not evaluate and manage segment performance based on assets.

Definitive Proxy Statement filed April 28, 2010

Proposal No. 1 Election of Directors, page 5

Directors and Officers, page 5

3. We note that for Messrs. Stem, Barnett and Koeppe you listed identical generic factors for why the board determined that each was qualified to serve as a director. The requirements of Item 401 (e)(J) are intended to elicit personalized disclosure for each director. Discuss the specific factors that the board considered for each in determining that each was qualified to serve as a director.

We do not believe Item 401(e)(1) mandates any specific procedure or process for evaluating director qualifications or that directors have particular skills or qualifications.

The adopting release [SEC Release Nos. 33-9089; 34-61175] for this Item states:

The final amendments do not specify the particular information that should be disclosed. We believe companies and other proponents should be afforded flexibility in determining the information about a director’s or nominee’s skills, qualifications or particular area of expertise that would benefit the company and should be disclosed to shareholders. [Emphasis added] [Page 35]

In our view, the adopting release states that a registrant is required to provide disclosure of attributes actually considered by the board. The factors listed on page 5 of the Proxy Statement were the only factors actually considered and evaluated in 2010, and are the only factors that led the board to conclude these persons should continue to serve as directors. We do not believe the characterization of the factors as “generic” is relevant, because we are required to disclose the factors actually considered and we have made that disclosure. Our Board and its committees review, at least annually, their internal processes and policies and will revisit director qualification evaluation at the beginning of 2011, with a view to conducting annual evaluations appropriate to the circumstances of the Company and disclosing the factors evaluated in future proxy statements and/or annual reports.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Base Salary, page 15

4. We note that you set your executives’ base salaries, “by taking into account competitive market compensation paid by other companies for similar positions. Generally, we believe that executive base salaries should be targeted near or below the median of the range of salaries for executive at companies in similar positions and with similar responsibilities as our executive officers.” As a result, it appears that you benchmark your executive salaries against comparable salaries at similarly situated companies. Identify these companies.

We direct your attention to the disclosure on page 14 of the Proxy Statement in the first paragraph under the caption “How the Compensation Committee Performs its Tasks” (five paragraphs above the statement referenced in your comment). There we state:

In early 2009 we obtained information on compensation amounts paid to executive officers in the software and networking industry from an independent company that collects compensation information on thousands of companies in the United States and applies a data processing methodology to generate reports on compensation levels for executive officers within specified industries, company sizes and geographical locations. The Compensation Committee uses this broad based survey information as a check on whether our compensation packages are consistent with current industry practices and are at a level that will enable us to attract and retain capable executive officers.

Accordingly, we do not believe we “benchmark,” per se, and consequently there is no meaningful list of companies to name. We believe that is adequately stated in the disclosure noted above.

Grants of Plan-Based Awards, page 20

5. We note the following stock option exercise prices in your Grants of Plan-Based Awards table on page 20: $1.76 for the option granted on March 11, 2009; $1.78 for the option granted on March 16, 2009; and $1.69 for the option granted on March 6, 2009.

However, according to the historical data on Nasdaq’s website, the last sales prices for these dates are $1.94, $1.98 and $1.75, respectively. Please tell us how you determined the exercise price of each stock option listed in your awards table. Also, in future filings, if the exercise price is less than the closing market price of the underlying security on last date of the grant include a separate adjoining column showing the closing market price on the date of the grant. Refer to Item 402(d)(vii) of Regulation S-K.

We direct your attention to the disclosure on page 30 of the Proxy Statement in the second paragraph where we state:

The exercise price of options granted under the Plan will be equal to or greater than the average closing price of a share of stock as reported on the exchange where our stock trades for the five trading days prior to the date of grant.

The figures referred to in your comment are the averages of the closing prices over five trading days preceding the date of the grant grant and are used to determine the grant’s exercise price. We use the grant date fair market value of our stock on the date of the grant to determine the related stock based compensation expense.

Thank you for your observation regarding the grant of plan-based awards table. In future filings we will include the additional column and an explanatory note regarding the manner of determining the option exercise price.

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At your request, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If member of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 1 (801) 715-5270.

Very truly yours,
/s/ Gregory S. Ayers
Principal Financial and Accounting Officer
inContact, Inc.